ABLEAUCTIONS.COM, INC.

Suite 200 – 1963 Lougheed Highway

Coquitlam, British Columbia V3K 3T8

November 20, 2008

VIA EDGAR

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ableauctions.com, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed November 17, 2008

Your File No. 1-15931

Dear Mr. Orlic:

This letter is being filed to correct our response to comment number 3 included in your letter dated November 13, 2008, which states:

We note that you have not provided audited financial statements for the most recent fiscal year for Surrey.  Please provide us with your analysis as to why such financial statements are not required.

In preparing our response to your comment, we assumed that we would be required to file a Current Report on Form 8-K disclosing the acquisition of Surrey if the acquisition was approved by our shareholders, and that the Form 8-K would include audited financial statements, as required by Item 9.01.  Following a conversation on November 19, 2008 between our legal counsel and Ms. Donna Levy, however, we again reviewed the instructions to Form 8-K and determined that the acquisition of Surrey will not be significant in that equity in the net book value of its assets or the amount paid for the assets will not exceed 10% of the total assets of the Company and its consolidated subsidiaries nor is the business significant, as defined in Rule 11-01(b) of Regulation S-X.  Because the acquisition will not be significant, the Company will not be required to file a Form 8-K that would include Surrey’s audited financial statements.

In making this response we acknowledge that:

•

Ableauctions.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

November 20, 2008

•

Ableauctions.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Mr. Sapone’s telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

ABLEAUCTIONS.COM, INC.

By:/s/

Abdul Ladha

     Abdul Ladha, Chief Executive Officer